Suite 409 – 221 W. Esplanade North Vancouver, BC V7M 3J3 Canada Telephone: (604) 973-0579 Facsimile: (604) 973-0280 www.macdonaldtuskey.com	CORPORATE AND SECURITIES LAWYERS

Reply Attention of Direct Tel. EMail Address Our File No.	William L. Macdonald 604-973-0580 wmacdonald@wlmlaw.ca 16054-001

September 10, 2017

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:	John Reynolds, Assistant Director Office of Beverages, Apparel and Mining

Dear Sirs:

Re:	Bearing Lithium Corp. Amendment No. 5 Registration Statement on Form F-4 Filed September 6, 2017 File No.: 333-217231

We are the solicitors for the Company. We refer to your letter of September 8, 2017 addressed to the Company with your comments on the Company’s Registration Statement on Form F-4 filed on September 5, 2017. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1.	On page 3, you state the former stockholders of Li3 will receive Bearing common shares which will represent approximately 35.14 % of the Bearing common shares on a fully diluted basis after the merger. However, on page 11, you state Li3’s stockholders will beneficially own approximately 35.14 % of the issued and outstanding Bearing common shares on a non-diluted basis, or 26.7% on a fully diluted basis, assuming the exercise of all Bearing options and warrants outstanding as at August 31, 2017. Please reconcile these statements and revise your disclosures throughout the document, as necessary.

Response: We intend to correct the error noted on page 3; the percentage in question represents non-diluted ownership upon completion of the merger as at the effective date of the merger, as opposed to fully diluted as stated. Please note we will also revise our calculation and disclosure of non-diluted and diluted ownership resulting from the transaction to reflect updated warrant and option ledgers of Bearing received subsequent to the filing of Amendment no.5. The pro-forma financial statements will be re-dated and updated as at September 8, 2017. The resulting dilution calculations are outlined below in our response to comment no. 2.

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Pro Forma Consolidated Financial Statements

Basis of Presentation, page F-5

2.	You disclose on page F-5 that during August 2017, all of Li3’s outstanding options and warrants expired; therefore no corresponding Bearing options or warrants will be issued upon closing of the Merger. You have also disclosed following the merger, Li3’s stockholders will beneficially own approximately 26.7% on a fully diluted basis, assuming the exercise of all Bearing options and warrants outstanding as at August 31, 2017. Please reconcile these statements and clarify if the ownership percentage of Li3 stockholders following the merger on fully diluted basis includes the options and warrants that expired in August 2017. In your response, please provide your calculations of the ownership percentages following the merger for Bearing and Li3 stockholders’ on a non-diluted and diluted basis. Please revise your disclosures throughout the document, as necessary.

Response: The disclosure on page F-5 states: “During August 2017, all of Li3’s options and warrants expired and as such, Bearing will no longer be issuing such equity instruments (I.e. Bearing is no longer required to issue options and warrants in consideration for those expired convertible securities of Li3).” However, the discussion of diluted ownership referenced outside the pro-forma financial statements refers to the exercise of Bearing options and warrants which have not expired and may result in the dilution of Li3 shareholders as at the date of the registration statement. Because the pro-forma financial statements reflect the impact of the transaction as if it occurred at April 30, 2017, a statement of resulting ownership on page F-5 (whether on a non-diluted or fully diluted basis) could not be current because the subsequent shares issuances of Bearing are excluded from the Proforma as they were not directly attributable to the merger. Given this, no changes would be required for the disclosure as presented. However, to avoid confusion between 35.12% elsewhere in the F-4 and the 37.6% in the last version of the Proforma, references to the Li3 37.6% non-diluted ownership at April 30, 2017 will be removed from page F-5. The pro-forma date will also be updated to September 8.

The calculation of ownership percentages and dilution expressed elsewhere in the F-4 will be based on the following figures:

•	As at September 8, 2017 and currently, Bearing has 29,553,612 shares of common stock outstanding, 9,319,864 shares of common stock reserved and issuable upon exercise of warrants, and 2,050,000 shares of common stock reserved for issuance pursuant to outstanding options.

•	As of September 8, 2017 and currently, Li3 has an aggregate of 556,124,331 shares of common stock issued and outstanding and no outstanding convertible securities.

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The resulting calculation of ownership and dilution is as follows:

	Fully Diluted	Non- Diluted

Outstanding Shares of Bearing as at September 8, 2017 and September 10, 2017*	29,553,612	29,553,612

Outstanding warrants of Bearing	9,255,479	n/a

Outstanding options of Bearing	2,050,000	n/a

Held by Bearing Shareholders at Closing	40,859,091 (71.86%)	29,553,612 (64.88%)

Shares issued to Li3 upon Closing	16,000,000 (28.14%)	16,000,000 (35.12%)

Total shares of Bearing upon Closing	56,859,091 (100.00%)	45,553,612 (100%)

______________

*The restricted stock described in Note 4. of the pro forma financial statements (and throughout the prospectus) are un-granted and so un-vested, and will remain un-granted and unvested at the effective time of the merger, and the amount is immaterial. The restricted stock units have and will therefore be excluded from the dilution calculation

All relevant disclosure contained in the registration statement will be amended to reflect these figures. As such, the changes are nominal.

In submitting this response, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly, W.L. MACDONALD LAW CORPORATION

Per:	/s/ William L. Macdonald
William L. Macdonald

WLM/sk